As filed with the Securities and Exchange Commission on December 24, 1998.
                                                     Registration No. 333-
                                                                           -----
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ARIAD PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)
           DELAWARE                                    22-3106987
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
 incorporation or organization)

                              26 LANDSDOWNE STREET
                       CAMBRIDGE, MASSACHUSETTS 02139-4234
                                 (617) 494-0400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JAY R. LAMARCHE
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           ARIAD PHARMACEUTICALS, INC.
                              26 LANDSDOWNE STREET
                       CAMBRIDGE, MASSACHUSETTS 02139-4234
                                 (617) 494-0400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With a copy to:
                          JONATHAN L. KRAVETZ, ESQUIRE
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practical after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.                                                                         / /

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or
interest reinvestment, check the following box.                              /X/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                      / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              / /

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                                     Proposed Maximum
Title of Each Class of                 Amount to be         Proposed Maximum        Aggregate Offering            Amount of
Securities to be Registered           Registered(1)     Offering Price per Share         Price(2)              Registration Fee
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value           5,933,362             $1.734375                $10,290,674.72              $2,860.81
===============================================================================================================================

(1) Includes shares of common stock to be issued upon conversion of the Company's series C convertible preferred stock, par value $.01 per share and an indeterminate number of additional shares of common stock as may from time to time become issuable upon conversion of the series C convertible preferred stock by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416.

(2) The price of $1.734375 per share, which was the average of the high and low prices of the common stock reported by the Nasdaq Stock Market on December 22, 1998, is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                   PROSPECTUS

                 Subject to Completion, dated December 24, 1998


                           ARIAD PHARMACEUTICALS, INC.

                        5,933,362 SHARES OF COMMON STOCK

- We have registered up to 5,933,362 shares of our common stock for sale by the selling stockholders listed on page 19 of this prospectus.

- The shares to be sold are issuable upon conversion of our series C convertible preferred stock, which are currently held by the selling stockholders.

- We have registered the shares because of registration rights we granted to the selling stockholders.

-     The selling stockholders may offer their common stock:
      --    through transactions on the Nasdaq National Market or
      --    in private transactions at current market prices or
      --    at previously negotiated prices.

- We will not receive any of the proceeds from the selling stockholders' sale of their common stock.


 OUR COMMON STOCK TRADES ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ARIA." ON DECEMBER 22, 1998, THE CLOSING SALE PRICE OF ONE SHARE OF OUR COMMON STOCK AS
                QUOTED ON THE NASDAQ NATIONAL MARKET WAS $1.625


                 THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
       YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


                                             , 1998
                              ---------- ----

                         WHERE TO FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC, 20006.

      This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

      - inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room or

      - obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of their shares of common stock. The documents we are incorporating by reference are:

      - Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 10, 1998;

      -     Definitive Proxy Statement, filed on April 16, 1998;

      -     Current Report on Form 8-K, filed on April 29, 1998;

      -     Current Report on Form 8-K, filed on November 12, 1998;

      - Quarterly Report on Form 10-Q, for the quarter ended March 31, 1998, filed on May 12, 1998;

      - Quarterly Report on Form 10-Q, for the quarter ended June 30, 1998, filed on August 6, 1998;

      - Quarterly Report on Form 10-Q, for the quarter ended September 30, 1998, filed on November 13, 1998; and

      - The description of the common stock contained in our Registration Statement on Form 10 filed with the SEC on June 25, 1993, including any amendments or reports filed for the purpose of updating such description.

      You may request a copy of these filings at no cost by writing or telephoning the Chief Financial Officer at the following address and number:

            ARIAD Pharmaceuticals, Inc.
            26 Landsdowne Street
            Cambridge, Massachusetts   02139
            (617) 494-0400

      This prospectus is part of a Registration Statement we filed with the SEC. You should rely on the information incorporated by reference provided in this prospectus and the Registration Statement.

                           FORWARD LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements necessarily involve risks and uncertainties, including those set forth below under "Risk Factors" and elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

                               PROSPECTUS SUMMARY

      The following information is qualified in its entirety by the more detailed financial statements, and notes to financial statements, appearing elsewhere or incorporated by reference in this prospectus. This prospectus contains forward-looking statements and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth elsewhere in this prospectus. Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the information set forth under the heading "Risk Factors."

                                   THE COMPANY

      We discover and develop novel pharmaceuticals based on signal transduction technology. Our comprehensive, integrated drug-discovery platform includes:

      -     target identification and validation (functional genomics),

      -     structure-based drug design and combinatorial chemistry,

      -     medicinal chemistry,

      -     high throughput screening and cellular assays and

      -     pharmacology.

      Our "gene-to-drug" research and development capability forms the basis for multiple business opportunities, each with a diversity of potential products. We are currently focusing our drug discovery efforts on:

      - the development of orally administered drugs to block signal transduction pathways that play a critical role in major diseases such as osteoporosis, immune-related diseases and allergy/asthma,

      - the development of orally active therapeutic proteins based on a system that controls signal transduction pathways in genetically engineered cells, and

      - the development of a treatment for graft-versus-host disease based on the control of genetically engineered T cells.

      Our drug discovery efforts are based on validated small-molecule drug targets and known therapeutic proteins. We are further building our gene-to-drug drug research and development capabilities by expanding our functional genomics program. We employ functional genomics to identify new drug targets for our small-molecule drug discovery program and novel proteins for our orally active therapeutic protein program. In each area of drug discovery, as well as in functional genomics, we have entered into a significant strategic alliance with a collaborator to complement our gene and drug discovery technologies and to support our commercialization efforts.

      SIGNAL TRANSDUCTION INHIBITORS. We are designing drugs that inhibit signal transduction pathways in cells responsible for osteoporosis, allergy/asthma and immune-related diseases such as transplant rejection and rheumatoid arthritis. In each of these programs, we have identified intracellular signaling protein targets that we believe are critical to the disease process. Our scientists employ our advanced drug discovery platform to design and develop small molecules that bind to these proteins and block their ability to transmit signals within the cell. In the case of osteoporosis, we are developing small molecules designed to bind to Src, an intracellular signaling protein that we believe is critical to the function of osteoclasts, the cells that resorb bone. By inhibiting the function of Src, it may be possible to correct the imbalance between bone resorption and bone formation that causes osteoporosis. In November 1995, we entered into an agreement with Hoechst Marion Roussel to develop Src inhibitors for the treatment of osteoporosis and related bone diseases. HMR agreed to invest up to $40 million in cash, of which $10 million was paid upon closing and up to $30 million will fund our research over a five-year period, including $10 million to be paid when we achieve certain research milestones. HMR also agreed to fund all preclinical and clinical research activities of the program. We have developed small-molecule drugs that bind selectively to Src and inhibit bone resorption in cellular assays. Our lead compounds in the osteoporosis program are currently being evaluated in in vivo animal models of osteoporosis.

      REGULATED GENE EXPRESSION. Our regulated gene expression technology, also known as ARGENT(TM), is a novel and proprietary system designed to control cellular activities, such as protein production, using small-molecule drugs. ARGENT(TM) can potentially be applied broadly:

      -     in many areas of drug discovery,

      -     in gene and cell therapy,

      -     in manufacturing of gene transfer vectors and

      -     in genomics research.

      Our leading application of the technology is in the development of "orally active" therapeutic proteins. Currently, proteins such as erythropoietin (anemia), interferon alpha (hepatitis) or growth hormone (pituitary dysfunction) must be injected into the patient. Injection can be inconvenient and uncomfortable to the patient and can result in circulating protein levels that fluctuate well above and below the optimal therapeutic dose. In addition, some potentially useful protein therapies are unavailable, because they cannot be administered effectively by injection. Using ARGENT(TM), it may be possible to genetically engineer a patient's cells to produce a therapeutic protein of choice in vivo in response to a proprietary small-molecule drug. This approach could provide physicians with the ability to administer and control protein therapy with a pill. It may also enable the patient to maintain stable and effective levels of therapeutic protein in the body. We are currently testing ARGENT(TM) "orally active" protein therapy in animal models. In vivo proof-of-concept studies have been completed using growth hormone and erythropoietin.

      We also recently announced the beginning of a Phase 1 clinical study of our drug, AP1903, for use in the treatment of graft-versus-host disease in bone marrow or stem cell transplant patients. In combination with engineered cells, the AP1903 drug will be used as a part of the ARGENT(TM) graft-versus-host disease product.

      FUNCTIONAL GENOMICS. In March 1997, we established a joint venture with HMR to pursue functional genomics. The objective of the joint venture, named the Hoechst-ARIAD Genomics Center, LLC, is to identify genes that encode targets for small-molecule drug discovery and novel therapeutic proteins through the development and integrated application of advanced technologies in molecular and cellular genetics and bioinformatics. We share the operating costs of the Genomics Center equally with HMR. Each of us may select for further development 50% of the genes identified by the joint venture as potential sources of small-molecule drug targets or therapeutic proteins. ARIAD and HMR have agreed to commit $85 million to fund the operating expenses, capital expenditures and other costs of the Genomics Center until March 2002. The Genomics Center currently is focusing on identifying genes that play a critical role in osteoporosis, atherosclerosis and cancer.

      BUSINESS STRATEGY. Our business strategy is to create multiple business opportunities based on our expertise in signal transduction technology. The key elements of this strategy include:

      - developing comprehensive and highly integrated capabilities in multiple aspects of drug discovery and development,

      - seeking collaborations that will provide access to complementary technologies and research capabilities or commercialization expertise,

      - pursuing drug discovery programs with the potential to create multiple product candidates, and

      - when possible, retaining defined clinical development and commercialization rights and the flexibility to pursue product opportunities independently.

      Our address is ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts 02139, and our telephone number is (617) 494-0400.

                                  RISK FACTORS

      Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to other information in this prospectus.

      EARLY STAGE OF PRODUCT DEVELOPMENT; ABSENCE OF PRODUCTS. Since our inception in 1991, we have dedicated substantially all of our resources to the research and development of our technologies and related compounds. All of our compounds are currently in research or early development. One has entered human clinical trials. None has been submitted for marketing approval. Preclinical studies of product candidates may not predict and do not ensure safety or efficacy in humans and are not necessarily indicative of the results that may be achieved in human clinical trials. There can be no assurance that any of our other compounds will enter human clinical trials on a timely basis, if at all, or that the we will develop any product candidates suitable for commercialization. Prior to commercialization, each product candidate will require significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. As a result of the limited data available and other factors, preclinical and clinical trials relating to gene-based therapeutics such as our regulated gene expression technologies may take longer to complete than trials involving more traditional drugs. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may:

      - be found ineffective or cause harmful side effects during preclinical testing or clinical trials,

      -     fail to receive necessary regulatory approvals,

      -     be difficult to manufacture on a large scale,

      -     be uneconomical to produce,

      -     fail to achieve market acceptance or

      - be precluded from commercialization by proprietary rights of third parties.

      We cannot assure you that our product development efforts or that of our collaborative partners' efforts will be successfully completed, that required regulatory approvals will be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance. Failure to identify and commercialize any products would have a material adverse effect on our business. See "History of Losses; Uncertainty of Future Profitability."

      UNCERTAINTY RELATED TO NOVEL TECHNOLOGIES. We have historically been engaged in drug discovery and development based on signal transduction and have more recently begun efforts in functional genomics as a separate program. The technologies involved in each of these fields are relatively new and unproven, and we cannot assure you that these technologies will lead to the discovery of products or additional product candidates. Our drug discovery strategy involves the application of multiple novel technologies to create a product candidate. We cannot assure you that the application of these technologies or any other technology utilized by us will result in the successful development of therapeutic products. Our signal transduction inhibitor program is based on the inhibition of intracellular protein interactions, while our regulated gene therapy program is based upon the control of intracellular protein interactions. These programs use approaches that are new and unproven. In addition, as is the case with our signal transduction inhibitor and gene therapy programs, functional genomics is a new field, and we cannot assure you that the methods used in our functional genomics program will lead to the discovery or development of novel therapeutic proteins or drug targets which are useful in drug discovery. Generally, there is limited understanding of the roles of genes in disease. While many approaches to gene-based therapeutics are being pursued by pharmaceutical and biotechnology companies and academic institutions, we are not aware of any gene therapy product that has received marketing approval from the U.S. Food and Drug Administration or the regulatory bodies of other countries, and existing preclinical and clinical data on the safety and efficacy of such products are very limited. Our failure to validate our technologies by identifying product candidates, starting clinical trials or achieving regulatory approval would have a material adverse effect on our business. See "Government Regulation and Product Approval; No Assurance of Regulatory Approval."

      UNCERTAINTY RELATED TO GENOMICS CENTER. The objective of the Genomics Center is to identify genes that encode novel therapeutic proteins or targets for small-molecule drug discovery. We have only recently begun operations at the Genomics Center, and many of the research activities that are being and will be undertaken at the Genomics Center are activities in which neither we nor HMR have any experience. As a result, our success in the field of functional genomics will depend, in large part, upon our ability to recruit, hire and retain highly skilled scientific personnel, and to acquire or license new technologies, and to integrate such personnel and technologies, together with ARIAD's and HMR's existing technologies, into the Genomics Center. As of September 30, 1998, the Genomics Center has incurred aggregate operating losses of approximately $9.5 million. We cannot assure you that the Genomics Center will be successful. Furthermore, we are relying on HMR's obligation under an agreement to fund HMR's share and to finance our share of the costs associated with the Genomics Center. In the likely event that funds in excess of what is provided for in the agreement are required for the costs associated with the Genomics Center, both ARIAD and HMR must approve of such additional costs. While HMR has agreed to fund our share of any such approved additional costs, we cannot assure you that HMR would approve of costs at the Genomics Center beyond what is required under the agreement, including costs that are associated with activities or technologies that would be of significant benefit to us or that, if not approved, could have a material adverse effect on our functional genomics program. The failure of HMR to approve of any such costs could have a material adverse effect on our business. See "Uncertainty Related to Novel Technologies" and "Dependence on HMR."

      DEPENDENCE ON HMR. We have received a substantial portion of our revenues since inception from our alliances with HMR and expect to continue to do so for the foreseeable future. We also rely on HMR to provide funding in support of our research operations. As of September 30, 1998, we had received an aggregate of $24.6 million in research funding and milestone payments from HMR and had received an aggregate of $24 million in proceeds from the sale of series B preferred stock to HMR. We cannot assure you that:

      - we will continue to achieve the results required to continue to receive research funding and milestone payments from HMR,

      - we will be able to enter into new collaborations with HMR or other partners, or

      - upon the termination or expiration of the existing collaborations with HMR, we will be able to find alternate collaborative partners and sources of funding. See "Dependence on Others; Collaborations."

      1997 HMR AGREEMENT. In March 1997, we entered into a collaborative agreement with HMR for the operations of and activities at the Genomics Center, under which we have each committed to provide 50% of the required funding for the operations of the Genomics Center. We are relying, in large part, on HMR's obligation to purchase series B preferred stock to finance the Company's share of such expenses and other related costs for approximately the next three years, which is expected to exceed $30 million. The agreement does not provide for funding beyond March 2002 and provides that, if the parties do not agree to additional funding prior to such time, the agreement may be terminated. The success of the Genomics Center also will depend, in large part, on the ability and willingness of ARIAD and HMR to cooperate and coordinate with each other in the field of functional genomics. If HMR breaches its obligation to provide such funding, or if the parties are unable to resolve disagreements, our business would be adversely affected. The termination, cancellation or material breach of the agreement would have a material adverse effect on our functional genomics program and could have a material adverse effect on our business.

      1995 HMR AGREEMENT. In November 1995, we entered into an agreement with HMR for the research and development of osteoclast signal transduction inhibitors. The agreement does not provide for funding to us beyond November 2000. In addition, the agreement provides that HMR may elect to terminate the agreement and further payment obligations after November 1998 if we do not achieve a specified research milestone. In August 1998, we notified HMR that we had achieved the milestone, but to date we have not received the required $2 million milestone payment from HMR. HMR is still examining our scientific data to determine whether they agree that the milestone has been achieved. We cannot assure you that HMR will ultimately agree with us and make the milestone payment. We also cannot assure you that we will achieve future milestones under this agreement in a timely manner. The termination, cancellation or material breach of the agreement would have a material adverse effect on our osteoclast signal transduction inhibitor program and could have a material adverse effect on our business. In addition, HMR is likely conducting multiple product development efforts within the field of osteoporosis. The agreement does not restrict HMR from pursuing competing internal development efforts based on reasonable commercial judgment and other factors. Any product candidate developed for the treatment of osteoporosis, therefore, may be subject to competition with a potential product under development by HMR.

      The amount and timing of resources that HMR devotes to these collaborations over and above its contractual obligations is not within our control, and we cannot assure you that HMR will continue to have the economic motivation to perform its duties under these agreements, nor can we assure you as to the amount and timing of resources to be devoted to these collaborations over and above the contractual obligations or that any additional revenues will be derived from such collaborations. HMR's performance under its collaborative agreements with us could be materially adversely affected if:

      - HMR were involved in certain third-party transactions such as a business combination,

      -     HMR had a significant strategic shift in its business focus, or

      -     HMR's business was materially adversely affected.

      HMR recently announced that it intends to combine with Rhone-Poulenc Rorer to form a new company named Aventis Pharmaceuticals. In addition, HMR has a large number of collaborative partners and other affiliated and associated entities, each of whom may have agreements or understandings with HMR that may be in conflict with our interests or rights. We cannot assure you that any such conflicting understandings or agreements do not exist. The existence of any such conflicting understandings or agreements could have a material adverse effect on our business.

      HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. We have incurred significant operating losses in each year since our inception in 1991, and have an accumulated deficit of approximately $86 million from our operations through September 30, 1998. Losses have resulted principally from costs incurred in research activities aimed at discovering and developing our product candidates, and from general and administrative costs associated with our operations, including expenses related to the Genomics Center. We currently have no product revenue, and we cannot assure you that we will ever be able to earn such revenue or that our operations will become profitable, even if we are able to commercialize any products. We will be required to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, are expected to result in substantial increasing operating losses for at least the next several years. If costs associated with the Genomics Center were to increase beyond what is currently provided for in the 1997 agreement with HMR, as is likely, and we finance our share of such costs through a loan from HMR, our outstanding indebtedness would increase. Our future profitability depends, in part, on:

      - our collaborative partners obtaining regulatory approval for products derived from our collaborative research efforts,

      - our collaborative partners successfully producing and marketing products derived from technology or rights licensed from us, and

      - our entering into agreements for the development, commercialization, manufacture and marketing of any products derived from our internal proprietary programs.

      We cannot assure you that we, or any of our collaborative partners, will obtain required regulatory approvals, or successfully develop, commercialize, manufacture and market product candidates or that we will ever achieve product revenue or profitability. See "Early Stage of Product Development; Absence of Products."

      FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING; FIXED COMMITMENTS. Our operations to date have consumed substantial amounts of cash, and substantial additional funding will be necessary:

      -     to continue our research and development programs,

      - for preclinical testing and clinical investigation of its product candidates,

      -     for the pursuit of regulatory approvals,

      -     to establish manufacturing, marketing and sales capabilities,

      -     for working capital and general corporate purposes, and

      -     for operating expenses.

      The amounts and timing of our expenditures and our capital requirements will depend on numerous factors, including:

      -     the progress of our research and development,

      -     the progress of preclinical testing and clinical investigation,

      -     the time and costs involved in obtaining regulatory approvals,

      - the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,

      -     competing technological and market developments,

      -     changes in our existing research and development relationships,

      -     our ability to establish collaborative arrangements,

      -     the development of commercialization arrangements, and

      - the availability and cost of additional equipment and instrumentation.

      Our technologies involve considerable uncertainty, and we have a limited history of conducting preclinical studies and, although we have started one clinical trial, we have no history of conducting clinical trials. As a result, the preclinical studies and clinical trials we conduct may take longer to complete than studies involving more traditional pharmaceuticals and, accordingly, costs associated with such studies may be substantially greater than anticipated. We have substantial fixed commitments under various research and licensing agreements, consulting and employment agreements, lease agreements and long-term debt instruments. Such fixed commitments, excluding our funding obligations related to the Genomics Center, currently aggregate in excess of $8 million per year and may increase. Our loan agreements and equipment leases contain certain restrictive covenants that require us to maintain minimum levels of working capital, net worth and liquid assets. Based on our currently planned research and development programs, we believe that our existing capital resources, plus interest income and planned research and development funding and other sources of funding, including anticipated strategic alliances and the sale of series B preferred stock to HMR, will be adequate to satisfy our capital and operating requirements through 1999. However, we cannot assure you that changes in our research and development plans or other events affecting our operating expenses will not result in the earlier depletion of our funds.

      We intend to seek additional funding through public or private financings or other arrangements with collaborative partners or from other sources. We cannot assure you, however, that additional funding will be available when needed from any of these sources or will be available on terms acceptable to us. Insufficient funds may require us to delay, scale back or eliminate one or more of our research and development programs or to enter into license arrangements with third parties to commercialize products or technologies that we would otherwise seek to develop ourselves without relinquishing any of our licensing rights. To the extent we raise additional capital by issuing equity securities, dilution to the holders of common stock may result.

      DEPENDENCE ON GENOVO. The Company's ability to commercialize its orally active protein therapy products will depend, in part, upon the ability of Genovo, Inc. to develop, or acquire from the Trustees of the University of Pennsylvania, gene transfer technology, or our ability to acquire such gene transfer technology elsewhere. We are relying on Genovo's obligation, under our joint venture agreement with Genovo, to fund the costs associated with the development of gene transfer technology for the intramuscular and subcutaneous delivery of genes required for the products. The pace of Genovo's development efforts at the University of Pennsylvania will be determined, in part, by the amount and timing of Genovo's funding contributions to the University, which will be dependent, in part, upon Genovo's access to capital. Most of the funding Genovo has received to date has been provided by a strategic partner that competes in some of our markets, that holds a significant minority interest in Genovo, and that has the ability to influence certain actions taken by Genovo, including actions which may be adverse to our joint venture with Genovo. We cannot assure you that:

      - a conflict of interest will not arise between this competitor and our joint venture with Genovo,

      - Genovo will fund costs to the extent required to successfully develop this gene transfer technology,

      - the development efforts of Genovo or the University of Pennsylvania will be successful,

      - Genovo will be successful in securing from the University all rights necessary to commercialize this gene transfer technology, or

      - intellectual property of third parties will block the commercialization of products based on Genovo's technology.

      Our ability to commercialize our regulated gene therapy products could be materially adversely affected in the event that Genovo fails to perform its obligations to provide funding and to secure rights as necessary for gene transfer technology development and commercialization.

      DEPENDENCE ON OTHERS; COLLABORATIONS. A key element of our strategy is to enhance certain of our drug discovery and development programs and to fund our capital requirements, in part, by entering into multiple collaborative arrangements with major pharmaceutical or biotechnology companies, as well as various arrangements with academic institutions, licensors, licensees and others. In November 1995, we entered into the agreement with HMR to research and develop osteoclast signal transduction inhibitors; in February 1997, we, through a subsidiary, entered into an agreement with Genovo to develop and commercialize gene therapy products for the therapeutic protein market; in March 1997, we entered into the agreement with HMR to pursue functional genomics; and in March 1997 we entered into a collaborative agreement with Incyte Pharmaceuticals, Inc. in bioinformatics. We cannot assure you that these collaborations will be successful. Our success in each of these collaborations will depend not only upon the willingness and ability of these outside parties to perform their duties under the respective agreements, but also upon the continued dedication and motivation of these partners to the programs that are the subject of the various collaborations. The amount and timing of resources that our collaborative partners devote to these activities will not be within our control, and we cannot assure you that these partners will continue to have the economic motivation to perform their respective duties under these agreements, nor can we assure you as to the amount and timing of resources to be devoted to these collaborations over and above the contractual obligations or that any additional revenues will be derived from such collaborations. A collaborative partner's performance under its collaborative agreement with us could be materially adversely affected if such partner were involved in certain third-party transactions such as a business combination or in the event that the partner had a significant strategic shift in its business focus. Each of the collaborative agreements provide that our collaborative partners may terminate the respective collaboration at the end of a fixed term. Also, if a collaborative partner were to materially breach its obligations under a collaborative agreement, we may be compelled to terminate such agreement. The termination, cancellation or material breach of any of these collaborative arrangements could have a material adverse effect on our business. See "Dependence on HMR," "Dependence on Genovo" and "Dependence on Licenses."

      We will seek to enter into other collaborations in the future, including collaborations for the development and commercialization of our product candidates and the manufacture of any products we may develop. We cannot assure you that we will be successful in entering into any such future collaborations, or that these collaborations, if entered into, will be on terms favorable to us or will be successful. If we are unable to enter into future collaborations with capable partners and on commercially reasonable terms, the development and commercialization of future product candidates would be delayed and possibly postponed indefinitely.

      We cannot assure you that we will successfully manage multiple collaborative programs. Our failure to manage existing and future strategic alliances, maintain confidentiality among strategic partners or prevent the occurrence of conflicts among strategic partners could lead to disputes that result in, among other things, a significant strain on management resources, legal claims involving significant time, expense and loss of reputation, loss of capital or a loss of revenues, any of which could have a material adverse effect on our business. Furthermore, our strategic partners have a large number of other partners and affiliated and associated entities, each of whom may be our competitors and may have agreements or understandings with our partners that may be in conflict with our interests or rights. We cannot assure you that any such conflicting understandings or agreements do not exist and the existence of any such conflicting understandings or agreements could have a material adverse effect on our business.

      DEPENDENCE ON LICENSES. A number of the gene sequences or proteins encoded by those sequences that we and our collaborative partners are investigating or may use to develop products are or may become patented by others. As a result, we or our collaborative partners may be required to obtain licenses to such gene sequences or other technology in order to use or market such products. In addition, some of our product programs may require the use of multiple proprietary technologies. Consequently, we or our collaborative partners may be required to make cumulative royalty payments to several third-parties. Such cumulative royalties could reduce amounts paid to us or be commercially prohibitive. In connection with our efforts to obtain rights to proprietary technology, we may find it necessary to convey our technology rights to others. We cannot assure you that we or our collaborative partners will be able to obtain the required licenses on commercially reasonable terms or at all. Our failure or that of a collaborative partner to obtain a license to any technology required to develop or commercialize our products could have a material adverse effect on our business.

      We have entered into license arrangements with various research institutions and universities under which we received licenses for certain technologies upon which our current and future product candidates and technologies are based, including certain associated patents. We, through one of our subsidiaries, have an exclusive license agreement with Stanford University and Harvard University which relates to a series of patents involving regulated gene expression that we believe are important to our regulated gene expression programs. We also have a nonexclusive license with Incyte, providing us with access to Incyte's gene sequence and expression database (with an option for exclusive rights to certain promising gene sequences identified by us or by the Genomics Center) that we believe is important to our functional genomics program. In addition, we have a nonexclusive license with Mochida Pharmaceutical Co., Ltd. for patents covering the Fas gene that we believe is important to our inducible apoptosis program (for which we recently announced the beginning of a Phase 1 clinical trial). Furthermore, we have various other licenses, and options to acquire licenses, for technology that we believe is or will be important to our research and development programs. Each of our licenses obligates us to exercise diligence in bringing product candidates to market and to make certain milestone payments, which in some instances may be substantial. These license agreements also provide for royalties which can be significant. In some instances, we are responsible for the costs of filing and prosecuting patent applications. The licenses generally expire upon the earlier of a fixed term of years after the date of the license or the expiration of the applicable patents, if any. Each license is terminable by either party, upon notice, if the other party defaults in the performance of its material obligations. The loss or termination of any of our licenses could have a material adverse effect on our research programs, which in turn could have a material adverse effect on our business. In particular, the loss or termination of the license with Stanford University and Harvard University, the license with Incyte or the license with Mochida, would have a material adverse effect on our business.

      GOVERNMENT REGULATION AND PRODUCT APPROVAL; NO ASSURANCE OF REGULATORY APPROVAL. If we were to develop any product candidates that we deemed suitable for commercialization, such product candidates would be subject to an extensive and lengthy governmental regulatory approval process in the United States and in other countries. Prior to marketing in the United States, any drug or biologic we developed would be required to undergo rigorous preclinical and clinical testing and extensive regulatory review implemented by the U.S. Food and Drug Administration under the federal Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Preclinical studies must be conducted in conformance with the FDA's good laboratory practice guidelines. Before commencing clinical trials in the United States, we would be required to submit to and receive clearance from the FDA of an Investigational New Drug application. We cannot assure you that submission of this application would result in FDA clearance to commence clinical trials. Clinical testing must meet requirements for independent institutional review board oversight, informed consent and good clinical practice requirements and is subject to continuing FDA oversight. We have a limited history conducting preclinical studies and, although we recently announced the beginning of a Phase 1 clinical trial, we have no history of conducting and managing the clinical testing necessary to obtain regulatory approval. We expect to use contract research institutions and collaborative partners to conduct a portion of our preclinical studies and clinical trials. To date, we have not submitted an Investigational New Drug application for any product candidate, and none of our product candidates have been approved for commercialization in the United States or elsewhere. We cannot assure you that:

      - our current preclinical studies will lead to approval to commence clinical trials,

      - we will be able to identify collaborative partners willing and able to conduct such trials or

      -     we or our partners would be successful in conducting such trials.

     Our failure to enter into satisfactory collaborations that provide for preclinical studies and clinical testing or to otherwise successfully complete preclinical studies and clinical trials would have a material adverse effect on our business. Furthermore, we, the FDA or other regulatory agencies may suspend clinical trials at any time if they believe that the subjects participating in such trials are being exposed to unacceptable risks or if the FDA or other regulatory agencies finds deficiencies in the conduct of the trials.

      Before receiving FDA clearance to market a product, we will have to demonstrate that the product is safe and effective in the patient population that will be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. The regulatory requirements governing gene-based therapeutics are uncertain. This uncertainty may result in excessive costs or extensive delays in the regulatory approval process, adding to the already lengthy review process for human therapeutic products in general. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Similar delays also may be encountered in foreign countries. We cannot assure you that even after such time and expenditures, regulatory approval will be obtained for any products we develop. If regulatory approval of a product is granted, such approval will be limited to those disease states and conditions for which the product is proven useful, as demonstrated by clinical trials. Furthermore, regulatory approval may entail ongoing requirements for postmarketing studies. Even if such regulatory approval is obtained, the FDA will continuously review and periodically inspect:

      -     the marketed product,

      -     its manufacturing process and

      -     the facilities in which it is manufactured.

      Discovery of previously unknown problems with a product, its manufacturing process or the facility in which it is manufactured may result in restrictions on such product or manufacturer, including costly recalls or even withdrawal of the product from the market. We cannot assure you that any product candidate we develop alone or in conjunction with others will prove to be safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance. Failure to obtain regulatory approval for products we develop, if any, or to meet continuing postmarketing requirements, would have a material adverse effect on our business.

      Outside the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union certain registration procedures are available to companies wishing to market a product in more than one European Union member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

      INTENSE COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE. We are engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological change. The competition in this field is intense and is likely to increase. Many public and private companies develop pharmaceutical and therapeutic products, including:

      -     well-known pharmaceutical companies,

      -     chemical companies,

      -     specialized biotechnology companies,

      -     academic and research institutions and

      -     government agencies.

      Some of these companies research and develop products based on signal transduction. We are also aware of several pharmaceutical and biotechnology companies which are exploring the field of gene therapy, and others which are pursuing functional genomics. As competitors develop their technologies, they may develop proprietary positions in certain aspects of gene-based therapeutics which may prevent or make it more difficult or expensive for us to commercialize our own technologies. In addition, new developments in molecular cell biology, pharmacology, genomics, recombinant DNA technology and other pharmaceutical research processes are expected to continue at a rapid pace in both industry and academia and to compete directly with the types of products that we are seeking to develop. We cannot assure you that any of these competing technologies will not render some or all of our programs or future products noncompetitive or obsolete or that we will be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies. Many of our competitors and potential competitors have substantially greater capital, research and development capabilities, human resources and experience than us and represent significant long-term competition for us. In addition, many of these competitors have significantly greater experience than us in undertaking preclinical testing and clinical investigation of new pharmaceutical products and obtaining approval from the FDA and from other regulatory authorities. With respect to our drug discovery programs, other companies are conducting research and development programs for the treatment of all the disease areas in which we are focused, and have drug candidates in clinical trials or drug candidates that are in further advanced preclinical studies than our drug candidates, which may result in effective, commercially successful products. Even if we and our collaborative partners are successful in developing effective drugs, we cannot assure you that our products will compete effectively with such products. Furthermore, if we develop any product and are permitted to commence commercial sales thereof, we will also be competing with companies that have greater resources and experience in manufacturing, marketing and sales. We have no history of performance in these areas. Our competitors may succeed in developing technologies or products that are more effective or less costly than any that we may develop and may also prove to be more successful than us in manufacturing, marketing and sales.

      UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS. Our success depends in part on our ability to:

      - obtain patent protection for our products or processes both in the United States and other countries,

      -     protect trade secrets,

      -     operate without infringing upon the proprietary rights of others and

      -     prevent others from infringing on our proprietary rights.

      The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. To date, the U.S. Patent and Trademark Office has not set forth a consistent policy regarding the breadth of claims allowable in biotechnology patents. We cannot assure you that our or our licensor's patent applications will ever issue as patents or that the claims of any issued patents will afford meaningful protection for our technologies or products. In addition, we cannot assure you that any patents issued to us or our licensors will not be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that we may become involved in with respect to our proprietary technologies or the proprietary technology of others could result in substantial cost to us.

      A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or obtained patents on various technologies that are related to our business. Some of these patent applications or patents may contain claims that cover or conflict with our technologies or patent applications. Such conflicts could limit the scope of the patents, if any, that we may be able to obtain or may result in the denial of our patent applications. In addition, if patents having claims that cover our activities are issued to other parties, we cannot assure you that we would be able to obtain licenses to the rights contained under these patents at a reasonable cost or be able to develop or obtain alternative technologies. If we do not obtain such licenses, we could encounter delays in product market introductions, or could find that opportunities for the development, manufacture or sale of products requiring such licenses could be limited or prevented. In addition, we believe that certain technologies utilized in our research and development programs are in the public domain. Accordingly, we do not believe that patent or other protection is available for these technologies. If a third-party were to obtain patent or other proprietary protection for any of these technologies, we may be required to challenge such protections, obtain a license for such technologies or terminate or modify our programs that rely on such technologies.

      NO HISTORY OF MANUFACTURING, MARKETING OR SALES. We have no history of manufacturing, marketing or product sales and have not invested in manufacturing, marketing or product sales resources. If we succeed in developing pharmaceutical products that we choose to commercialize ourselves, we will need to hire additional personnel skilled in manufacturing, marketing and product sales. We cannot assure you, however, that we will be able to acquire such resources or personnel at an acceptable cost to us, if at all. To the extent that we arrange with third-parties to manufacture or market our products, if any, the success of such products may depend on the efforts of such third-parties. We cannot assure you that we will be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our potential dependence upon third-parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis. Should we decide to manufacture our own products, we will be subject to the risks and delays or difficulties inherent in the manufacturing process and would require substantial additional capital. If we successfully develop any products, the failure to commercialize such products independently or the failure to enter into satisfactory collaborations for such commercialization would have a material adverse effect on our business. See "Dependence on Others; Collaborations" and "Need to Attract and Retain Key Officers, Employees and Consultants."

     NEED TO ATTRACT AND RETAIN KEY OFFICERS, EMPLOYEES AND CONSULTANTS. Because of the specialized scientific nature of our business, we are highly dependent on key members of our scientific and management staff, especially the Chief Executive Officer and Chief Scientific Officer, the loss of whose services might significantly delay or prevent the achievement of research, development and business objectives. While we have entered into employment agreements with certain of our key employees, we cannot assure you that such employees will remain with us.

      We are currently recruiting additional qualified scientific and technical personnel. In connection with the Genomics Center, we are obligated to recruit and retain a substantial number of highly qualified scientists over approximately the next three years. Intense competition exists for qualified personnel in our specialized areas, and we cannot assure you that we will be able to continue to attract and retain qualified personnel necessary for the development of our business. Our planned activities will require additional expertise in areas such as research, development, preclinical studies, clinical trials and regulatory affairs. Such activities will require the addition of new personnel, including management, and the development of additional expertise by existing personnel. Loss of the services of or failure to recruit additional key scientific and technical personnel would be detrimental to our research and development programs and business.

      We are also dependent upon consultants, including our scientific advisors, to assist in formulating our research and development strategy. All of the members of our Board of Scientific and Medical Advisors are employed on a full-time basis by others, primarily by academic or research institutions, and may have commitments to or consulting or advisory contracts with others that may limit their availability to us. Accordingly, such advisors generally devote only a limited portion of their time to us. Any inventions or processes discovered independently by any such advisor may not become our property and could remain the property of such person or of such person's employer.

      RISK OF PRODUCT LIABILITY; EXPOSURE AND INSURANCE. Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of human therapeutic products, and we cannot assure you that we will be able to avoid significant product liability exposure. Except for insurance covering product use in our clinical trial, we do not currently have any product liability insurance, and we cannot assure you that we will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop. Furthermore, a product liability-related claim or recall could have a material adverse effect on our business.

      HAZARDOUS AND RADIOACTIVE MATERIALS; ENVIRONMENTAL MATTERS. Our research and development activities involve the controlled use of hazardous and radioactive materials, such as toxins, chemicals, viruses and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We cannot assure you that we will not incur environmental liabilities in connection with our operations or will not be required to incur significant costs to comply with environmental laws and regulations in the future, nor can we assure you that our business will not be materially adversely affected by current or future environmental laws or regulations.

      UNCERTAINTY OF PHARMACEUTICAL PRICING AND REIMBURSEMENT. The business of pharmaceutical and biotechnology companies will continue to be affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and we expect there will continue to be, a number of federal and state proposals to implement similar governmental control. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. The announcement of such proposals or efforts could have a material adverse effect on our ability to raise capital, and the adoption or implementation of any such proposals or efforts could have a material adverse effect on our business. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are our current or prospective collaborative partners, our current collaborations or our ability to establish new collaborations may be adversely affected. In addition, in both domestic and foreign markets, sales of any products which we may develop would depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. We cannot assure you that, if approved, our products, if any, will be considered cost effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

      CONCENTRATION OF COMMON STOCK OWNERSHIP. Our directors and officers and certain five percent stockholders and their affiliates beneficially own in the aggregate, shares representing approximately 25% of the outstanding shares of common stock, series B preferred stock and series C preferred stock. As a result, these stockholders, acting together, will be able to influence significantly and possibly control most matters requiring approval by our stockholders, including:

      -     approvals of amendments to our Certificate of Incorporation,

      -     mergers,

      -     a sale of all or substantially all of our assets,

      -     going private transactions, and

      -     other fundamental transactions.

      In addition, our Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors. Consequently, the present executive officers, directors and affiliated individuals and entities may be able to control the election of the members of our Board of Directors. Such a concentration of ownership could affect the liquidity of the our common stock and have an adverse effect on the price of the common stock, and may have the effect of delaying or preventing ARIAD's change in control, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

      SUBSTANTIAL DILUTION; MINORITY INTEREST IN SUBSIDIARY. Purchasers of common stock in this offering will experience immediate substantial dilution in net tangible book value per share, and, to the extent that currently outstanding options and warrants are exercised, such dilution will increase. Furthermore, if holders exercise all of the outstanding options for ARIAD Gene Therapeutics, Inc., our subsidiary in which our regulated gene therapy program is being conducted, the minority interest in this subsidiary would be 22%. Should we acquire such minority interest in this subsidiary, such acquisition would likely result in a dilutive issuance of equity securities, reduction in cash reserves, the incurrence of additional debt and additional charges to research and development expense.

      VOLATILITY OF STOCK PRICE. The market price of the common stock, like that of the securities of many other biopharmaceutical companies, has been and is likely to continue to be highly volatile. The stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. Factors contributing to such volatility include:

      - results of preclinical studies and clinical trials by us or our competitors,

      - other evidence of the safety or efficacy of our pharmaceutical products or that of our competitors,

      -     announcements of new collaborations,

      - announcements of our technological innovations or new therapeutic products or that of our competitors,

      -     governmental regulation,

      -     healthcare legislation and

      - developments in our patent or other proprietary rights or that of our competitors, including litigation.

      Fluctuations in our operating results and market conditions for biotechnology stocks in general could have a significant impact on the volatility of the market price for the common stock and on the future price of the common stock.

      ANTI-TAKEOVER PROVISIONS. Our Certificate of Incorporation and Bylaws require that any action required or permitted to be taken by our stockholders must be taken at a duly called annual or special meeting of the stockholders. Special meetings of the stockholders may only be called by our Board of Directors, Chairman of the Board or Chief Executive Officer. The Certificate of Incorporation also provides for staggered elections of our Board of Directors. We are also subject to Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a business combination with a person owning 15% or more of the common stock (an "interested person") for a period of three years after the date of the transaction in which the person became an interested person, unless the business combination is approved in a prescribed manner. The Board of Directors also has the authority, without any action of the stockholders, to fix the rights, preferences and privileges of and issue shares of preferred stock. In addition, our stockholder rights plan (commonly known as a "poison pill") and the 1997 agreement with HMR each contain certain provisions which have anti-takeover effects. The foregoing charter document provisions,
Section 203 of the Delaware General Corporation Law, the ability to issue preferred stock, the stockholder rights plan and the 1997 agreement with HMR may have the effect of delaying or preventing transactions involving a change in our control or our management, including transactions in which the stockholders would otherwise receive a premium for their shares over then current market prices, and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely effect the price of our common stock.

      YEAR 2000 COMPLIANCE. We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. We are in the process of working with our software vendors to ensure that the software that we have licensed from third parties will operate properly in the year 2000 and beyond. In addition, we are working with our external suppliers and service providers to ensure that they and their systems will be able to support our needs and, where necessary, interact with our server and networking hardware and software infrastructure in preparation for the year 2000. We do not anticipate incurring significant operating expenses or being required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems by us, our customers or vendors could have a material adverse effect on our business.

                                 USE OF PROCEEDS

      All net proceeds from the sale of our common stock will go to the selling stockholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the selling stockholders' sale of their common stock.


                                 DIVIDEND POLICY

      We have not declared or paid dividends on our common stock in the past and do not intend to declare or pay such dividends in the foreseeable future. Our current long-term debt agreements prohibit the payment of cash dividends.

                              SELLING STOCKHOLDERS

      The following table lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders as of December 22, 1998. The information provided in the table below has been obtained from the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                                 Shares Beneficially
         Names           Number of Shares    Maximum Number     Owned After Offering
      of Selling          Owned Prior to     of Shares Being    --------------------
     Stockholders          Offering(1)         Offered(2)       Number(3)    Percent
---------------------    ----------------    ---------------    ---------    -------
HFTP Investment,         1,780,009           3,560,018             0            *
   L.L.C.(4)

Brown Simpson              771,337           1,542,674             0            *
   Strategic Growth
   Fund, Ltd.(5)

Brown Simpson              415,335             830,670             0            *
   Strategic Growth
   Fund, L.P.(5)

----------------
      *     Less than one percent of the outstanding shares of common stock.

     (1) Represents each selling stockholder's shares (based on its ownership of series C convertible preferred stock) which would be issuable to the selling stockholder on December 23, 1998 upon conversion of all of the series C preferred stock held by such selling stockholder assuming a conversion price of $1.6953125 (which represents the average of the four lowest closing bid prices during the twenty-two consecutive trading days prior to and including December 22, 1998) including an amount of shares equal to the accrual amount provided in the Certificate of Designations for the series C preferred stock, accrued to date from the date of issuance. Pursuant to the Company's Certificate of Designations of the series C preferred stock, no selling stockholder can convert series C preferred stock to the extent such conversion would cause such selling stockholder's beneficial ownership of the common stock (other than shares deemed beneficially owned through ownership of unconverted shares of the series C preferred stock) to exceed 4.9% of the outstanding shares of common stock.

      (2) Represents each selling stockholder's pro rata portion (based on their ownership of series C convertible preferred stock) of the 5,933,362 shares of common stock being registered hereby. The 5,933,362 shares of common stock shown in the above table represent 200% of the shares which would be issuable to the selling stockholders upon conversion of all of the series C preferred stock assuming a conversion price of $1.6953125 (which represents the average of the four lowest closing bid prices during the twenty-two consecutive trading days prior to and including December 22, 1998 and is subject to fluctuations from time to time based on changes in the closing bid price of the common stock) including an amount of shares equal to the accrual amount provided in the Certificate of Designations for the series C preferred stock, accrued to date from the date of issuance. It does not include an indeterminate number of additional shares of common stock as may from time to time become issuable upon conversion of the series C preferred stock by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act. Pursuant to the Company's Certificate of Designations of the series C preferred stock, no Selling Stockholder can convert series C preferred stock to the extent such conversion would cause such Selling Stockholder's beneficial ownership of the common stock (other than shares deemed beneficially owned through ownership of unconverted shares of the series C preferred stock) to exceed 4.9% of the outstanding shares of common stock.

      (3) Assumes the sale of all of the shares offered by each selling stockholder.

      (4) Promethean Investment Group, LLC, a New York limited liability company ("Promethean"), serves as investment advisor to HFTP Investment, L.L.C. ("HFTP") and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP.

      (5) Brown Simpson Asset Management, LLC, a New York limited liability company, serves as the investment manager for the Brown Simpson Strategic Growth Fund, Ltd. Brown Simpson Capital, LLC, a New York limited liability company, serves as a general partner for the Brown Simpson Strategic Growth Fund, L.P.

                              PLAN OF DISTRIBUTION


      The selling stockholders are offering shares of common stock, $.001 par value per share, which are issuable to them upon conversion of the series C convertible preferred stock, $.01 par value per share, they acquired from us in a private placement transaction, pursuant to Stock Purchase Agreements, dated as of November 9, 1998. This prospectus covers the selling stockholders' resale of up to 5,933,362 acquired shares of common stock and an indeterminate number of additional shares as may from time to time become issuable upon conversion of the series C preferred stock by reason of stock splits, stock dividends and other similar transactions.

      In accordance with the selling stockholders' registration rights provided in the Purchase Agreements, we have filed a Registration Statement on Form S-3 with the SEC. The Registration Statement covers the resale of the common stock from time to time on the Nasdaq National Market or in privately-negotiated transactions. This prospectus forms a part of the Registration Statement. We have also agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep such Registration Statement effective until the shares are no longer required for the selling stockholders to sell their shares.

      The shares of common stock described in this prospectus may be sold directly by the selling stockholders, or through underwriters, broker-dealers or agents. The selling stockholders may also transfer, devise or gift their shares by other means not described in this prospectus. Accordingly, shares of common stock may be offered by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. In addition, any selling stockholders' shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions:

      -     at fixed prices that may be changed,

      -     at market prices prevailing at the time of sale, or

      - at prices related to such prevailing market prices or at negotiated prices.

      The selling stockholders may offer their shares of common stock in one or more of the following transactions:

      - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

      -     in the over-the-counter market,

      -     in privately negotiated transactions,

      -     through options,

      -     by pledge to secure debts and other obligations,

      -     by a combination of the above methods of sale, or

      -     to cover short sales made pursuant to this prospectus.

      In order to comply with the securities laws of certain states, the shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be offered or sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commission under the Securities Act.

      Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling stockholder or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

      These shares were originally issued to the selling stockholders pursuant to an exemption from the registration requirements under Sections 4(2) or 3(a)(9) of the Securities Act or otherwise. We have agreed to register the shares under the Securities Act and to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the selling stockholders' sale of their shares. We have agreed to pay all reasonable fees and expenses incident to the filing of the Registration Statement.


                                  LEGAL MATTERS

      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. of Boston, Massachusetts, will deliver its opinion that the shares of common stock offered in this prospectus have been validly issued and are fully paid and non-assessable.


                                    EXPERTS

      The consolidated financial statements of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of December ___, 1998. You should not assume that this prospectus is accurate as of any other date.

                                TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
Where to Find More Information...........................................    2
Incorporation of Documents by Reference..................................    2
Forward Looking Statements...............................................    3
Prospectus Summary.......................................................    4
The Company..............................................................    4
Risk Factors.............................................................    6
Use of Proceeds..........................................................   18
Dividend Policy..........................................................   18
Selling Stockholders.....................................................   19
Plan of Distribution.....................................................   20
Legal Matters............................................................   21
Experts..................................................................   21

      UNTIL ___________, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================



                                5,933,362 SHARES


                           ARIAD PHARMACEUTICALS, INC.


                                  COMMON STOCK
                           ($.001 PAR VALUE PER SHARE)


                                ----------------

                                   PROSPECTUS

                                ----------------



                                         , 1998
                                ---------

================================================================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the Company's estimates (other than the SEC and Nasdaq registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

              ITEM                                     AMOUNT
              ----                                     ------
              SEC registration fee..................  $ 2,860.81
              Nasdaq listing fee....................   17,500.00
              Legal fees and expenses...............   10,000.00
              Accounting fees and expenses..........    5,000.00
              Miscellaneous fees and expenses.......      639.19
                                                      ----------
              Total.................................  $36,000.00
                                                      ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

      Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

      The Certificate of Incorporation, as amended, and By-laws of the Company provide for indemnification of the Company's directors and officers to the fullest extent permitted by law. The By-laws also permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers, or controlling persons of the Company pursuant to the Company's Certificate of Incorporation, as amended, its By-laws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

      As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Company's Certificate of Incorporation, as amended, provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (a)         Exhibits.

            4.1 Certificate of Incorporation of the Company, as amended. (Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 25, 1993 and incorporated herein by reference.)

            4.2 By-laws of the Company, as amended. (Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 25, 1993 and incorporated herein by reference.)

            4.3 Amendment of Certificate of Incorporation of the Company, dated April 8, 1994. (Filed as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 filed with the Securities and Exchange Commission on April 15, 1994 and incorporated herein by reference.)

            4.4 Amendment of Certificate of Incorporation of the Company, dated October 4, 1994. (Filed as Exhibit 3.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the Securities and Exchange Commission on March 30, 1995 and incorporated herein by reference.)

            4.5 Amendment of By-laws of the Company, adopted September 16, 1994. (Filed as Exhibit 3.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the Securities and Exchange Commission on March 30, 1995 and incorporated herein by reference.)

            4.6 Certificate of Designations for the Series B Convertible Preferred Stock. (Filed as Exhibit 3.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 1997 filed with the Securities and Exchange Commission on May 13, 1997 and incorporated herein by reference.)

            4.7 Certificate of Designations for the Series C Convertible Preferred Stock. (Filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K for the November 12, 1998 Event and incorporated herein by reference.)

            5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality

            23.1  Consent of Deloitte & Touche LLP

            23.2 Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1)

            24.1  Power of Attorney (included on signature page)

ITEM 17. UNDERTAKINGS

      (a)   The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (d) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge and Commonwealth of Massachusetts on the 23rd day of December, 1998.

                           ARIAD PHARMACEUTICALS, INC.

                           By:   /s/Jay R. LaMarche
                               ------------------------------
                           Jay R. LaMarche
                           Executive Vice President and Chief Financial Officer


                                POWER OF ATTORNEY

      The registrant and each person whose signature appears below constitutes and appoints Harvey J. Berger, M.D. and Jay R. LaMarche and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacities indicated on the 23rd day of December, 1998.

       Signature                                        Title                                             Date
       ---------                                        -----                                             ----
/s/  Harvey J. Berger          Chairman of the Board of Directors, President
---------------------------    and Chief Executive Officer (Principal Executive Officer)          December 23, 1998
Harvey J. Berger, M.D.

/s/  Jay R. LaMarche           Executive Vice President, Chief Financial Officer, Treasurer and
---------------------------    Director (Principal Financial and Accounting Officer)              December 23, 1998
Jay R. LaMarche

/s/ Joan S. Brugge             Director                                                           December 23, 1998
---------------------------
Joan S. Brugge, Ph.D.

/s/  Vaughn D. Bryson          Director                                                           December 23, 1998
---------------------------
Vaughn D. Bryson

/s/  Philip Felig              Director                                                           December 23, 1998
---------------------------
Philip Felig, M.D.

/s/ John M. Deutch             Director                                                           December 23, 1998
---------------------------
John M. Deutch, Ph.D.

/s/ Joel S. Marcus             Director                                                           December 23, 1998
---------------------------
Joel S. Marcus

/s/  Sandford D. Smith         Director                                                           December 23, 1998
---------------------------
Sandford D. Smith

/s/  Ralph Snyderman           Director                                                           December 23, 1998
---------------------------
Ralph Snyderman, M.D.

/s/  Raymond S. Troubh         Director                                                           December 23, 1998
---------------------------
Raymond S. Troubh

                                  EXHIBIT INDEX

Exhibit
Number                                      Exhibit

4.1 Certificate of Incorporation of the Company, as amended. (Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 25, 1993 and incorporated herein by reference.)

4.2 By-laws of the Company, as amended. (Filed as Exhibit 3.2 to the Registrant's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 25, 1993 and incorporated herein by reference.)

4.3 Amendment of Certificate of Incorporation of the Company, dated April 8, 1994. (Filed as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 filed with the Securities and Exchange Commission on April 15, 1994 and incorporated herein by reference.)

4.4 Amendment of Certificate of Incorporation of the Company, dated October 4, 1994. (Filed as Exhibit 3.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the Securities and Exchange Commission on March 30, 1995 and incorporated herein by reference.)

4.5 Amendment of By-laws of the Company, adopted September 16, 1994. (Filed as Exhibit 3.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the Securities and Exchange Commission on March 30, 1995 and incorporated herein by reference.)

4.6 Certificate of Designations for the Series B Convertible Preferred Stock. (Filed as Exhibit 3.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 1997 filed with the Securities and Exchange Commission on May 13, 1997 and incorporated herein by reference.)

4.7 Certificate of Designations for the Series C Convertible Preferred Stock. (Filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K for the November 12, 1998 Event and incorporated herein by reference.)

5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality

23.1     Consent of Deloitte & Touche LLP

23.2     Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see
         Exhibit 5.1)

24.1     Power of Attorney (included on signature page)